The Prudential Series Fund
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

February 14, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                  Definitive Information Statement on Schedule 14C

To the Securities and Exchange Commission:

We filed through EDGAR on February 4, 2008 on behalf of The Prudential Series Fund (“PSF”), pursuant to Rule 14c-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the preliminary Schedule 14C Information Statement  in connection with approval by Board of PSF, at a meeting held June 19-21, 2007, of a subadvisory agreement between Neuberger Berman Management, Inc. (“Neuberger Berman”) and Prudential Investments LLC (“PI”) for SP Mid-Cap Growth Portfolio (the “Portfolio”), a series of PSF, to reflect a new subadvisory arrangement, with Neuberger Berman, and termination of the subadvisory arrangement with Calamos Asset Management, Inc.

PSF, on behalf of the Portfolio, is furnishing an information statement to their shareholders in lieu of a proxy statement in reliance on an exemptive order (the “Order”) issued by the Securities and Exchange Commission to Prudential Mutual Fund Management, Inc., PI’s predecessor (Rel. No. IC-22215) that authorized PI’s predecessor to enter into new subadvisory agreements with firms not affiliated with PI for portfolios advised by PI subject to the conditions of the Order.

This letter is intended to respond to telephone comments given by Ms. Sally Samuel of the SEC staff (the “Staff”) to Ms. Katherine Feld of PI on February 12, 2208. The Staff’s comments and the Funds’ responses are set forth below. The Funds’ responses are reflected in the definitive Schedule 14C Information Statement filed herewith.

1.                          Comment:   Under “New Subadvisory Agreement – Reasons for Recommending the New Subadvisory Agreement” on page two, provide additional narrative regarding information presented by PI to the Board for its consideration to support PI’s recommendation that Neuberger Berman replace Calamos.

Response:    The disclosure has been revised to clearly state that the PI recommended to the Board that it: (i) terminate the subadvisory agreement with Calamos based in part on the Portfolio’s one-, three- and five-year underperformance relative to peer mutual funds and the Portfolio’s benchmark index, and (ii) approve the subadvisory agreement with

Neuberger Berman based in part on an analysis by PI’s Strategic Investment Research Group (“SIRG”) that considered Neuberger Berman’s investment performance, investment process, investment personnel, operations and controls to support a recommendation by SIRG that the Portfolio would be better served by replacing Calamos with Neuberger Berman.

2.                          Comment:   In the third paragraph under “New Subadvisory Agreement – Reasons for Recommending the New Subadvisory Agreement – Nature, Quality and Extent of Services” on page two, comment on the quality of investment advisory services provided by Calamos and to be provided by Neuberger Berman.

Response:    Disclosure has been clarified that the Board found there was a reasonable basis on which to conclude that the quality of the investment subadvisory services provided to the Portfolio would be enhanced by replacing Calamos with Neuberger Berman.

3.                          Comment:  In the third paragraph under “New Subadvisory Agreement – Reasons for Recommending the New Subadvisory Agreement – Performance of the Portfolio” on page three, comment on the nature of the performance of other investment companies advised or subadvised by Neuberger Berman utilizing investment styles and strategies similar to that proposed for the Portfolio.

Response:    Disclosure has been added that the Board noted that past performance of such other investment companies (listed in Exhibit B) was generally comparable to performance of peer mutual funds, and that Neuberger Berman’s performance in managing comparable portfolios over prior periods might be indicative of how Neuberger Berman would have managed the Portfolio over such prior periods.

4.                          Comment:  In the paragraph under “New Subadvisory Agreement – Reasons for Recommending the New Subadvisory Agreement – Subadviser’s Profitability,” explain that a decrease in the subadvisory fee rate resulting from replacing Calamos with Neuberger Berman will result in PI retaining an additional amount of its management fee equal to the reduction in the subadvisory fee.

Response:  Requested disclosure has been added.

5.                          Comment: Under “Terms of the Subadvisory Agreement” on page four, state the frequency of the subadvisory fee payment.

Response:   Disclosure has been added in the table that the subadvisory fee is paid monthly.

6.                          Comment:    Under “Information about Previous Subadvisory Arrangement,” revise the disclosure to report under Item 22(c) of Regulation 14A  the subadvisory fees paid to Calamos during the Portfolio’s most recent fiscal year, and review the statement under the fee table that reports a greater dollar amount of subadvisory fees payable to Calamos in 2007 had the Neuberger Berman new (i.e., lower) subadvisory fee rate been in effect.

Response:  Requested disclosure, and correction, have been made.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be reached at (973) 367-1495 with any questions.

Sincerely,

/s/ Katherine P. Feld
Katherine P. Feld
Vice President & Corporate Counsel

cc:                       Jonathan D. Shain